December 7, 2023

VIA EDGAR

Keira Nakada

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Driven Brands Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Item 2.02 Form 8-K Dated November 1, 2023
File No. 001-39898

Dear Ms. Nakada:

On behalf of Driven Brands Holdings Inc. (the “Company”), we acknowledge receipt of the comment letter, dated November 7, 2023, from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings with the Securities and Exchange Commission.

The comment letter requests that the Company respond within ten business days or inform the Staff when the Company will respond. As our counsel communicated with you on December 6, 2023, we hereby request an additional extension to respond by no later than December 14, 2023. This additional time will enable the necessary internal review related to the Company’s response to the comment letter.

Thank you for the consideration of our request for an extension. Should you have any further questions on the above, please do not hesitate to contact me at (504) 813-8022, or by email at Michael.Beland@drivenbrands.com.

Sincerely,

/s/ Michael Beland
Michael Beland
Chief Accounting Officer

cc:	Rufus Decker, U.S. Securities and Exchange Commission